FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of September, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE
(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN: 0000120164 — NYSE: GGY)
CGG registers 30 million additional ADSs
Paris, September 21st, 2006
Compagnie Générale de Géophysique (CGG) and The Bank of New York, as depositary of CGG’s American Depositary Receipt (ADR) facility, filed a registration statement on Form F-6 on September 18th 2006 with the U.S. Securities and Exchange Commission to register 30,000,000 additional American Depositary Shares (ADSs), each representing one-fifth of one ordinary share of CGG, par value €2. The additional ADSs were registered in order to provide additional liquidity in the CGG ADR facility for investors seeking to hold CGG shares in ADS form
CGG has not issued any additional ordinary shares in connection with this filing, and CGG’s total shares capital remains unchanged
The Securities will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by CGG from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially from those disclosed in forward-looking statements.
Contact : Christophe BARNINI (33) 1 64 47 38 10 /38 11
Email : invrel@cgg.com
Internet : www.cgg.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex

Date : September 21st, 2006	By Senior Executive Vice President Technology, Control & Planning, and Communication /Gerard CHAMBOVET/